Exhibit 4.2

Description of Registrant’s Securities Registered Under Section 12 of the Securities Exchange Act of 1934

The following description summarizes the material terms of our capital stock as of the date of this Annual Report on Form 10-K. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description of our capital stock, you should refer to our Certificate of Incorporation and our Bylaws, and to the provisions of applicable Delaware law.

As used in this exhibit, the terms “Citius Oncology, Inc.”, the “Company”, “we”, “us”, and “our” mean Citius Oncology, Inc.

General

Our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $0.0001 (the “Common Stock”), of which 71,552,402 shares were issued and outstanding as of September 30, 2024, and 10,000,000 shares of preferred stock, none of which are issued and outstanding.

Our preferred stock and/or Common Stock may be issued from time to time without prior approval by our stockholders. Our preferred stock and/or Common Stock may be issued for such consideration as may be fixed from time to time by our Board of Directors (the “Board”).

Common Stock

We are authorized to issue 100,000,000 shares of Common Stock, $0.0001 par value. The holders of a majority of the shares entitled to vote, present in person or represented by proxy shall constitute a quorum at all meetings of our stockholders. Our Common Stock does not provide preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights. The holders of our Common Stock are not entitled to cumulative voting for election of the Board.

Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefor, as well as any distributions to the security holders. We have never paid cash dividends on our Common Stock, and do not expect to pay such dividends in the foreseeable future.

In the event of a liquidation, dissolution or winding up of our company, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities.

Anti-Takeover effects of Delaware law and the Company’s Certificate of Incorporation and Bylaws

Some provisions of Delaware law, our Certificate of Incorporation and Bylaws contain provisions that could make the following transactions more difficult: an acquisition of the Company by means of a tender offer; an acquisition of the Company by means of a proxy contest or otherwise; or the removal of the Company’s incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in the Company’s best interests, including transactions which provide for payment of a premium over the market price for the Company’s shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Authorized but Unissued Shares

The Certificate of Incorporation provides for authorized but unissued shares of Common Stock and preferred stock for future issuance without stockholder approval, subject to rules of the securities exchange on which the Common Stock is listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of Common Stock by means of a proxy contest, tender offer, merger or otherwise.

Stockholder meetings

The Certificate of Incorporation provides that if Citius Pharmaceuticals, Inc., which holds approximately 92.3% of the voting power of the Company, ceases to beneficially own more than 50% of the voting power of the then-outstanding shares of stock entitled to vote generally in the election of directors (the “Trigger Event,”), a special meeting of stockholders may be called only by the Board, chair of the Board, or the chief executive officer.

Requirements for advance notification of stockholder nominations and proposals

The Bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board.

Elimination of stockholder action by written consent

The Certificate of Incorporation expressly eliminates the right of the stockholders to act by written consent after the Trigger Event. After the Trigger Event, stockholder action must take place at the annual or a special meeting of stockholders.

Staggered Board

The Certificate of Incorporation provides that the Board is divided into three classes. The directors in each class will serve for a three-year term, with one class being elected each year by the stockholders. This system of electing directors may discourage a third party from attempting to obtain control of the Company, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of directors

The Certificate of Incorporation provides that after the Trigger Event, no member of the Board may be removed from office except for cause and, in addition to any other vote required by law, upon the approval of not less than two-thirds of the total voting power of all of the Company’s outstanding voting stock then entitled to vote in the election of directors.

Stockholders not entitled to cumulative voting

The Certificate of Incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of Common Stock who are entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of the Company’s preferred stock, if any, may be entitled to elect.

Delaware anti-takeover statute

Until the occurrence of the Trigger Event, the Certificate of Incorporation provides that the Company is not subject to Section 203 of the Delaware General Corporation Law (“DGCL”), an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an “interested stockholder” (which includes a person or group owning 15% or more of the corporation’s voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Accordingly, the Company is not subject to any anti-takeover effects of Section 203 until the occurrence of the Trigger Event.

Exclusive Forum

Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom, shall, to the fullest extent permitted by law, be the sole and exclusive forum for:

●	any derivative action or proceeding brought on behalf of the Company,

●	any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the Company to the Company or its stockholders,

●	any action asserting a claim against the Company or any current or former director, officer, employee or stockholder of the Company arising pursuant to any provision of the DGCL or of the Certificate of Incorporation or the Bylaws (as either may be amended and/or restated from time to time),

●	any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws (each as may be amended from time to time, including any right, obligation or remedy thereunder),

●	any action or proceeding asserting a claim against the Company or any current or former director, officer, employee or stockholder of the Company as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, or

●	any action asserting an “internal corporate claim,” as that term is defined in Section 115 of the DGCL.

The exclusive forum provision does not apply to claims arising under the Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

The Certificate of Incorporation and the Bylaws further provide that, unless Company consents in writing to the selection of an alternative forum, the federal district courts of the U.S. are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. There is uncertainty as to whether a court would enforce such a provision relating to causes of action arising under the Securities Act of 1933, as amended, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Amendment of Certificate of Incorporation provisions

The provisions of Delaware law, the Certificate of Incorporation and the Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of the Board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

The Certificate of Incorporation provides that, after the Trigger Event, the affirmative vote of the holders of at least two-thirds of the total voting power of the Company’s outstanding shares entitled to vote thereon, voting as a single class, is required to amend certain provisions relating to related to the Board, written consent of stockholders in lieu of a meeting, special meetings of stockholders, limitation on liability, corporate opportunities and competition, exclusive forum, Section 203 of the DGCL and amendments.

Amendment of Bylaws

The Certificate of Incorporation and Bylaws provide that after the Trigger Event, the Bylaws may only be amended by the Board or by the affirmative vote of holders of at least two-thirds of the total voting power of the Company’s outstanding shares entitled to vote thereon, voting as a single class. Additionally, the Certificate of Incorporation will provide that the Bylaws may be adopted, amended, altered or repealed by the Board.

Transfer Agent and Registrar

The transfer agent and registrar for Common Stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Ave, Brooklyn, NY 11219.

The Nasdaq Capital Market Listing

The Common Stock is listed on the Nasdaq Capital Market under the symbol “CTOR”.

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